FEUTUNE LIGHT ACQUISITION CORPORATION

May 8, 2024

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Feutune Light Acquisition Corporation
Registration Statement on Form S-4, as amended (File No. 333-275933) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Feutune Light Acquisition Corporation hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-4, as amended (the “Registration Statement”), be accelerated to, and that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on May 10, 2024, or as soon thereafter as practicable.

Please contact Arila Zhou of Robinson & Cole LLP at (212) 451-2908 or azhou@rc.com with any questions you may have concerning this request, and please notify her when this request for acceleration has been granted.

Very Truly Yours,

Feutune Light Acquisition Corporation

By:	/s/ Yuanmei Ma
Yuanmei Ma
Chief Financial Officer

cc:	Arila Zhou, Esq. Robinson & Cole LLP